45 Broadway

19th Floor

New York, New York 10006

June 30, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Nicholas Nalbantian

Re:	1847 Holdings LLC Registration Statement on Form S-1 File No. 333-272057 WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Nalbantian:

Reference is made to our letter, dated June 30, 2023, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Daylight Time, on June 30, 2023. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Best Regards,

Spartan Capital Securities, LLC

/s/ Kim Monchik
Kim Monchik
Chief Administrative Officer